Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT IN RELATION TO THE AUDIT FINDINGS ON CONTROLLING SHAREHOLDER INVOLVING THE COMPANY ISSUED BY THE NATIONAL AUDIT OFFICE

In 2015, the National Audit Office of the People’s Republic of China (the “CNAO”) conducted a routine audit on the assets and liabilities, as well as the profits and losses of China Life Insurance (Group) Company (“CLIC”, the controlling shareholder of China Life Insurance Company Limited (the “Company”)) for the year 2014. The Company, as a subsidiary of CLIC, is within the scope of the audit.

The findings of the audit indicate that CLIC has been able to conscientiously implement the national economic and financial policies and to constantly enhance the level of its operation and management, thus achieving top ranking in several business segments. However, there were also weaknesses of CLIC in certain aspects including financial revenue and expenditure, major decision and implementation, risk management and control, and professional integrity. The audit also identified certain issues of the Company in its business operation and financial management, including payment by the head office of housing provident fund in excess of the prescribed cap, omission of certain benefit expenses from the total wages of staff, failure to amortize advertising costs on an accrual basis, increase of insurance premiums by certain branches through surrender of insurance policies after purchase of such policies, misleading sales, claim of commissions by certain individuals in violation of regulations, and improper use of conference expenses as sales expenses, as well as certain weaknesses and defects in the implementation of major economic decisions and regulations and the construction of the information system, all of which need to be rectified and improved.

The Company has attached great attention to the relevant issues involving the Company identified in the audit. It has carried out research on special topics for the purpose of arranging rectification measures, determined the principle of “conducting audit while making rectifications”, devised a comprehensive rectification plan, established a responsibility mechanism for rectification, and analyzed the cause of issues in a great depth in order to adopt effective rectification measures for each of the issues identified in the audit. The Company has made rectifications for all the issues identified by the CNAO. The Company considers that the audit has an important guidance function in respect of its internal control system and risk prevention practices. The Company will further improve its awareness of compliance in business operations, strengthen its internal control system and effectively promote its sustainable development.

The Company is of the view that the issues identified in the audit have no material impact on its overall operating results or its financial statements.

For details of the audit, please refer to the announcement in relation to the audit findings published by the CNAO on its official website.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Commission File Number 001-31914

Hong Kong, 29 June 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin